SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                          Commission File No. 000-28499

                 Form 10-QSB for Period Ended: January 31, 2002



PART - I - Registrant Information

                         JAGGED EDGE MOUNTAIN GEAR, INC.
                      ------------------------------------
             (Exact name of registrant as specified in its charter)

                               CIK No. 0001097867

                        55 East 100 South, Moab UT 84532
              ----------------------------------------------------
               (Address of principal executive offices) (Zip Code)

PART II - Rules 12-b25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on form 10-Q, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

     State below, in reasonable detail, the reasons why Form 10-K and form 10-KSB, 20-F, 1-K, 10-Q, and Form N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The financial statements for quarter ended January 31, 2002 are not yet completed and cannot be completed by the required filing date of March 17, 2002 without unreasonable cost and effort.

Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

         Margaret Quenemoen, President    435 259-8900
         Craig K. Carr, CFO               435 259-8900

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         Yes

     (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be effected by the earnings statements to be included in the subject report or portion thereof?

         No



                         Jagged Edge Mountain Gear, Inc.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


         Dated: March 14, 2002             Jagged Edge Mountain Gear, Inc.


                                           /s/ Margaret Quenemoen
                                           -------------------------------------
                                           Margaret Quenemoen, President